Amendment No. 1 to Prospectus Supplement dated October 21, 2015 (to Prospectus dated March 13, 2014)	Filed pursuant to Rule 424(b)(5) File No. 333-193336

ZION OIL & GAS, INC.

This Amendment No. 1 to the Prospectus Supplement amends the Prospectus Supplement dated October 21, 2015 (“Original Prospectus Supplement”). This Amendment No. 1 to the Original Prospectus Supplement should be read in conjunction with the base Prospectus effective March 27, 2014. This Amendment No. 1 is incorporated by reference into the Original Prospectus Supplement. This Amendment No. 1 is not complete without, and may not be delivered or utilized except in connection with, the Original Prospectus Supplement, including any amendments or supplements thereto.

Investing in our common stock and bonds are risky. See "Risk Factors" commencing at page S-14 of the Original Prospectus Supplement to read about the risks that you should consider before exercising subscription rights in this offering.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Extension of Subscription Rights Offering

We have distributed, at no cost, non-transferable subscription rights to person who owned shares of our Common Stock on October 15, 2015, with each subscription right consisting of two (2) of our 10% Convertible Senior Bonds, par value $100.00 each, due 2021. Each whole subscription right entitles the record holder to purchase two (2) convertible bonds at a purchase price of $100.00 per bond. No fractional subscription rights were issued, since the number of subscription rights were rounded down to the next lowest whole number. Record holders received 0.01 of a subscription right for each share of Common Stock owned on the record date of October 15, 2015 (i.e., ONE subscription right for each ONE HUNDRED shares).

Under the Original Prospectus Supplement, the subscription rights are to expire by 5:00 p.m., Eastern Standard Time, on January 15, 2016. In the Prospectus Supplement, we have the sole discretion to extend the expiration date for exercising the subscription rights. Any extension of this offering will be followed as promptly as practicable by an announcement, and in no event later than 9:00 a.m., Eastern Standard Time, on the next business day following the previously scheduled expiration date. Amendments to this Prospectus Supplement and the Supplemental Indenture would be effected and filed for the extension and the corresponding date changes with respect to the Note, such as issuance date, interest payment date and maturity date.

The expiration date for exercising the subscription rights is extended from January 15, 2016 to March 31, 2016. The issuance date of the senior convertible bonds, which is the 31st day following the extended termination date of the subscription rights offering, is extended from February 15, 2016 to May 2, 2016. The maturity date of the convertible bonds is extended from February 15, 2021 to May 2, 2021. The bonds shall bear interest from the new date of issuance, May 2, 2016, and payable on May 2nd of each year, beginning on May 2, 2017. The “regular record date” for interest payments shall continue to be 10 business days prior to the payment date. The convertible bonds continue to be redeemable at any time after the second anniversary of their issuance date. The convertible bonds continue to be convertible at any time prior to the close of business on the business day immediately prior to the 30 day period preceding the maturity date.

Accordingly, all references in the Prospectus Supplement are hereby amended as described above. Except for the substitution of the extension dates above, all other features, conditions and terms of the Prospectus Supplement remain unchanged.

The date of this Amendment No. 1 to the Prospectus Supplement is January 14, 2016.